Exhibit 99.1

First Phosphate Announces Insider Purchases of Shares

Saguenay, Québec--(Newsfile Corp. - August 12, 2024) - First Phosphate Corp. (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that the Chairman of its Board of Directors, Laurence W. Zeifman, and its CEO, John Passalacqua, have recently made open market purchases of the Company’s common shares.

“I believe that the underlying value of the Company may not be reflected in the market price of the Company’s common shares and, as a result, I have acted on this misalignment to increase my holdings of the Company’s shares in the open market,” says Mr. Zeifman.

Mr. Zeifman has acquired, through a corporation controlled by him, a total of 370,500 common shares of the Company on the open market on the following dates:

● August 9, 2024: 121,000 shares at a price of $0.217

● August 8, 2024: 133,500 shares at a price of $0.198

● August 7, 2024: 12,500 shares at a price of $0.195

● August 2, 2024: 84,000 shares at a price of $0.18

● July 31, 2024: 19,500 shares at at price of $0.17

Mr. Passalacqua has also continued to purchase shares in the open market since the Company’s shares were listed on the CSE in February of 2023. Through an entity controlled by him, Mr. Passalacqua has acquired 807,500 Company common shares on the open market on the following dates;

● August 9, 2024: 25,500 shares at a price of $0.21

● August 8, 2024: 10 000 shares at a price of $0.205

● August 6, 2024: 36,500 shares at a price of $0.185

● August 2, 2024: 13,500 shares at a price of $0.185

● July 29, 2024: 366,500 shares at a price of $0.17

● March 20, 2024: 253,000 shares at an average price of $0.22

● November 30, 2023: 20,000 shares at an average price of $0.33

● June 5, 2023: 50,000 shares at an average price of $0.47

● May 12, 2023: 32,500 shares at an average price of $0.40

Moreover, as per the Company’s June 21, 2023 press release (https://firstphosphate.com/first- phosphate-announces-completion-of-share-purchase-agreement), Company management and directors also purchased an aggregate of 2,700,000 common shares owned by Glen Eagle Resources Inc. under a private share purchase agreement.

The Company’s directors, including Mr. Zeifman, currently receive most of their compensation in the form of registered share units (“RSUs”) and other stock based compensation in order to preserve invested capital for growing the business and as an additional sign of their faith in the Company. This is true as well for most of the Company’s management, including Mr. Passalacqua, who receives his full CEO salary in RSUs.

The Company has recently completed a 25,929 drill program at its Bégin-Lamarche property in Saguenay-Lac-St-Jean in Quebec, Canada. The Company is in the process of completing a NI 43-101 mineral resource estimate to be followed immediately by a preliminary economic assessment (“PEA”) on this property. After evaluating the results of such studies, the Company will decide which of its two phosphate properties at PEA stage to move forward immediately and decisively into a full-scale feasibility study.

For additional details, please see the Company’s filings on SEDAR+.

About First Phosphate Corp.

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the lithium iron phosphate (“LFP”) battery industry. First Phosphate is committed to producing at high purity level, in responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate holds over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay-Lac-St-Jean Region of Quebec, Canada that it is actively developing. First Phosphate properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

For additional information, please contact:

Bennett Kurtz, CFO
bennett@firstphosphate.com
Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com Media
Relations: media@firstphosphate.com Website:
www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward- looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward-looking statements, including, among other things, the Company’s planned exploration and production activities, the properties and composition of any extracted phosphate, the Company’s plans for vertical integration into North American supply chains, and the planned completion of the mineral resource estimate, PEA and feasibility study.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company’s long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company’s property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; key personnel continuing their employment with the Company the completion of the PEA report on the Bégin-Lamarche property and the availability of capital to finance the full-scale feasibility study.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: limited operating history; high risk of business failure; no profits or significant revenues; limited resources; negative cash flowfrom operations and dependence on third-party financing; the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company’s exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company’s mineral properties may be challenged or defective; Aboriginal title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks may adversely affect the company; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; current global financial conditions; fluctuation in commodity prices; dilution; future sales by existing shareholders could cause the Company’s share price to fall; fluctuation and volatility in stock exchange prices; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian securities authorities, including without limitation the “Risk Factors” section of the Company’s Annual Information Form dated November 29, 2023 and Annual Report on 20-F which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/219595